Exhibit 3.2
     Section 4.01 of the Amended and Restated Bylaws of Callidus Software Inc., effective as of January 24, 2006.
     The principal officers of the Corporation shall be a President, one or more Senior Vice Presidents or named Vice Presidents, a Treasurer and a Secretary who shall have the duty, among other things, to record the proceedings of the meetings of stockholders and directors in a book kept for that purpose. The Corporation may also have such other principal officers, including one or more Controllers, as the Board may in its discretion appoint. One person may hold offices and perform duties of any two or more of said offices, except that no one person shall hold the offices and perform the duties of President and Secretary.